Exhibit 7.1

MULTI-PARY STOCK PURCHASE AGREEMENT

FOR

BE CLIMBING, INC.

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of the day of February 28, 2023 by and among WONG HANG NGA (“Seller” or “Investor”), an individual and resident of Hong Kong and TOCCA Life Holdings Inc, a Nevada Corporation, (the “Purchaser” or “Company”). The Sellers, and the Purchaser are sometimes referred to as the Party and collectively as the “Parties”.

RECITALS

WHEREAS Sellers own a total of two hundred ninety-seven thousand six hundred (297,600) shares Class A Common Stock (the “Shares”) in Be Climbing Inc., a Nevada Corporation (“Be Climbing”) and wishes to sell ALL of such Shares to Purchaser.

The Shares are presently held in Book Entry by Be Climbing Inc. in name of Seller and will be transferred and issued in Book Entry form in the name of: TOCCA Life Holdings Inc.

WHEREAS the Purchaser wishes to purchase all of the Shares in exchange for issuing to the Seller fifty million (50,000,000) Warrants under the Purchaser’s recently established TOCCA Life Holdings Inc. 2023 Warrant Plan (the “Plan”) established on February 28, 2023, with the following restriction regarding ownership limitations on the exercise of the Warrants:

Ownership Limitation. At the request of the Company, the Investor will inform the Company in writing of the number of shares the Investor currently beneficially owns of the Company. Notwithstanding anything to the contrary contained in this Agreement, the Investor shall not be obligated to exercise the Warrants or purchase or acquire shares of the Company. And Investor shall not purchase or acquire, any Common Shares under this Agreement which, when aggregated with all other Common Shares beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by the Investor and its affiliates (on an aggregated basis) to exceed 4.99% of the then outstanding voting power or number of Common Shares (the “Ownership Limitation”). Upon the written request of the Investor, the Company shall promptly (but no later than the next business day on which the transfer agent for the Common Shares is open for business) confirm orally or in writing to the Investor the number of Common Shares then outstanding. In connection with each Warrant Exercise Notice (“Notice”) delivered by the Investor to the Company, any portion of the number of Notice Shares that would cause the Investor to exceed the Ownership Limitation shall automatically be withdrawn with no further action required by the Company, and such Advance Notice shall be deemed automatically modified to reduce the number of Notice Shares requested by an amount equal to such withdrawn portion; provided that in the event of any such automatic withdrawal and automatic modification, the Investor will promptly notify the Company of such event.

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IN CONSIDERATION of the promises, representations, warranties and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	PURCHASE AND SALE AND CLOSING

Conditions to Closing. It is agreed that the TOCCA Life Holdings Inc. 2023 Warrant Plan (the “Plan”) shall have been created and established by Corporate Resolution prior to closing.

2.	REPRESENTATIONS AND WARRANTIES OF THE SELLER

2.1              The Seller warrants, covenants, and represents to the Purchaser with the intention of inducing the Purchaser to enter into this Agreement that:

(a)                 The Seller represents and warrants that the Shares being sold pursuant to this Agreement represent all of the shares of Be Climbing Inc Class A Common Stock owned by the Seller.

(b)               Immediately prior to and at the Closing, the Seller has the legal right and authority to sell the Shares to the Purchaser and on the Closing Date and Seller shall transfer the Shares to the Purchaser free and clear of all liens, restrictions, covenants or adverse claims of any kind or character.

(c)               The Seller has the legal power and authority to execute and deliver this Agreement and all other documents required to be executed and delivered by the Seller hereunder and to consummate the transactions contemplated hereby and this Agreement has been validly executed by the Seller.

(d)               The Seller agrees to execute and deliver such other documents and to perform such other acts as shall be necessary to effectuate the purposes of this Agreement.

3.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

3.1              The Purchaser represents and warrants to the Seller with the intention of inducing the Seller to enter into this Agreement that:

(a)               The Purchaser as the legal power and authority to execute and deliver this Agreement and to consummate the transactions hereby contemplated and this Agreement has been validly executed by the Purchaser.

(b)               The Purchaser is acquiring the Shares as principal for the Purchaser’s own account, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in the Shares.

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4.	MISCELLANEOUS

4.1              The parties hereto acknowledge that they have obtained independent legal advice with respect to this Agreement and acknowledge that they fully understand the provisions of this Agreement.

4.2              Unless otherwise provided, all dollar amounts referred to in this Agreement are in United States Dollars.

4.3              There are no representations, warranties, collateral agreements, or conditions concerning the subject matter of this Agreement except as herein specified.

4.4 The notice addresses of the Parties hereto are as follows:

Seller:	WONG HANG NGA
with principal address at G/Fl
No. 210 Chau Tau Tsuen Yuen Long
New Territories Hong Kong Postal Code: 00000
blisscapital@protonmail.com

Purchaser:	Tocca Life Holdings Inc.
2180 N. Park Ave, Unit 200
Winter Park, FL 32789
steve@beclimbing.com

4.5                Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of Florida located in Orange County, FL and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

4.6              The representations and warranties of the parties contained in this Agreement shall survive the closing of the purchase and sale of the Shares and shall continue in full force and effect for a period of one year.

4.7              This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

4.8              Delivery of an executed copy of this Agreement by electronic, facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date set forth on page one of this Agreement.

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